UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Giver Labs, Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> Utah
>
> **Date of organization:**
>
> 16 Jan 2024

Physical address of issuer:

5134 W Fortrose Dr
Herriman
Utah 84096

Website of issuer:

https://ghostgiver.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Class B Non-Voting Common Stock

Target number of securities to be offered:
35,000

Price (or method for determining price):
$1.45

Target offering amount:
$50,750

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$300,005

Deadline to reach the target offering amount:
30 Apr 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	81,666	-
Cash & Cash Equivalents	1,841	-
Accounts Receivable:	0	-
Short-term Debt:	12,755	-
Long-term Debt:	35,490	-
Revenues/Sales	0	-
Cost of Goods Sold:	6,269	-
Taxes Paid:	46	-
Net Income:	-35,582	-

[20241030]

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis

or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the Specialty E-commerce industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the Specialty E-commerce industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the Specialty E-commerce industry;

- growth of, and risks inherent in, the Specialty E-commerce industry in USA and Worldwide;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our goods and services;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Giver Labs, Inc. shall include any joint venture in which Giver Labs, Inc. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Giver Labs, Inc..

"Company " means Giver Labs, Inc..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Giver Labs, Inc..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Non-Voting Common Stock of Giver Labs, Inc..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Giver Labs, Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation

Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Robert Neumann   **Dates of Board Service:** Jan 2024

Principal Occupation:
Chairman & CEO of Giver Labs, Inc.

Rob Neumann is a visionary Senior Product Executive with over 15 years of experience in product innovation and marketing, positioning him uniquely to revolutionize the giving landscape. His career showcases a consistent track record of driving transformational change across diverse industries, from launching disruptive mobile apps to revitalizing business operations. In his recent role as Director of Product Innovation for a global beauty and wellness leader, Rob shaped product strategy to not only accelerate launches but also generate significant revenue growth, reflecting his talent for aligning initiatives with market needs—a skill that can be pivotal in enhancing scalable growth. Rob's strategic planning and cross-functional team management expertise empower him to optimize product lifecycles and foster business development with a fresh perspective. His ability to navigate complex challenges and forge strategic partnerships equips him to create innovative solutions that inspire generosity on a large scale. With his unique blend of creativity and operational excellence, Rob is poised to drive a new era of impactful giving that resonates across all demographics.

Business Experience:

Director of Product Innovation
Nu Skin (NYSE: NUS) · Full-time
2017 - 2024 · 7 yrs
Provo, Utah, United States · Hybrid

Chief Product Officer
Appdizo · Full-time
2014 - 2016 · 2 yrs
Greater Salt Lake City Area · On-site

General Manager
Kinetic4 / Utah Blaze Arena Football · Full-time
2013 - 2014 · 1 yr
Greater Salt Lake City Area · On-site

SVP of Business Development
Whitehall Ventures · Full-time
2011 - 2012 · 1 yr
Salt Lake City Metropolitan Area · On-site

Business Development Manager
Basic Research · Full-time
2009 - 2010 · 1 yr
Greater Salt Lake City Area · On-site

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Robert Neumann serves as the Chairman & CEO of the Company.

For his detailed profile, please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Robert Neumann	980,000 Class A Voting Common Stock	98%

[20241101]

The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

> **Important:**
> **A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**
>
> **In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**
>
> **The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**
>
> **These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,750**	**$300,005**
Less: Offering Expenses		
Portal Fee	$2,538	$15,000
Net Proceeds	**$48,213**	**$285,005**
Marketing and Customer Acquisition	$0	$128,252
Inventory and Product Expansion	$0	$57,001
Technology and Software Maintenance	$45,000	$42,751
Operational Costs	$3,213	$57,001

[20241101]

Investment and Fund Allocation (Target Offering Amount)

We are seeking a minimum investment of $50,750 to support critical operational needs. After deducting the portal fee of $2,538, the allocation of net proceeds is as follows:

- **Technology and Software Maintenance (93%)**: $45,000 will be allocated toward the ongoing development and upkeep of our proprietary messaging platform, Shopify apps, and integrated systems.

- **Operational Costs (7%)**: $3,213 will be used to cover essential operational expenses, including customer service, fulfillment, and logistics.

This minimum funding will ensure that we maintain key infrastructure and support systems to operate effectively while preparing for further growth.

Investment and Fund Allocation (Maximum Offering Amount)

We are seeking an investment of $300,005 to fuel our growth and facilitate market entry. After deducting the portal fee of $15,000, the allocation of net proceeds is as follows:

- **Marketing and Customer Acquisition (45%)**: $128,252 for digital campaigns, influencer marketing, and other initiatives to drive brand awareness and engagement.

- **Inventory and Product Expansion (20%)**: $57,001 allocated toward additional inventory for Ghost Giver and Velvey to meet anticipated customer demand.

- **Operational Costs (20%)**: $57,001 to support operational setup, including customer service, fulfillment, and logistics.

- **Technology and Software Maintenance (15%)**: $42,751 for the ongoing development and upkeep of our proprietary messaging platform, Shopify apps, and integrated systems.

This maximum funding will enable us to expand marketing efforts, scale inventory, and enhance both technology and operational capabilities for sustained growth.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH,

wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,750 USD
Maximum Target	$300,005 USD
Pre-money Valuation	$1,450,000 USD
Equity Offered	3.38% - 17.14%
Securities Type	Class B Non-Voting Common Stock
Regulation	Regulation CF
Closing Date	30 Apr 2025

Share Price $1.45

Shares Offered
35,000 - 206,900

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights

Class A Voting Common Stock	10,000,000	1,000,000	YES	NO
Class B Non-Voting Common Stock	5,000,000	0	NO	NO

[20241101]

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**

Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Non-Voting Common Stock, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

[20241101]

Valuation of Our Class B Non-Voting Common Stock

Giver Labs, Inc. is presenting an investment to potential investors based on a projected pre-money valuation of $1.45 million. This valuation is derived from the company's anticipated revenue growth and industry standards, specifically using the Price-to-Sales (P/S) ratio as a metric. In assessing Giver Labs' future financial potential, we project the company will achieve significant revenue gains by the end of 2025 as a result of targeted market entry and customer acquisition strategies in the anonymous and personalized gift market.

To determine the valuation, we applied the following approach:

1. **Projected Revenue (2025):** Giver Labs anticipates $500,000 in revenue by the end of 2025 based on market size, anticipated customer growth, and consumer demand for personalized and anonymous gifting services. This figure reflects expected traction from our flagship brand, Ghost Giver, alongside complementary brands such as Velvey, You Greetings, and Compliment Giver, which cater to diverse customer segments.

2. **Market Comparable (P/S Ratio):** We utilized the S&P 500 P/S Ratio of 2.845, as of June 2024, as a reasonable industry benchmark to align with broader market performance. While Giver Labs represents a disruptive entry into the gift market and is in an early growth stage, this ratio allows us to leverage industry comparisons and reflects the future growth

prospects of the business.

3. **Valuation Calculation:** Based on the expected revenue of $500,000 for 2025 and the S&P 500 P/S ratio of 2.845, Giver Labs' valuation is calculated as follows:

Valuation = Projected Revenue × P/S Ratio
   = $500,000 × 2.845
   = $1,422,500

4. **Rounded Pre-Money Valuation:** The resulting pre-money valuation of approximately $1.45 million represents a fair market assessment given the company's projected revenue growth trajectory and the significant growth potential within the anonymous and personalized gifting niche. This valuation also considers Giver Labs' competitive edge through its proprietary messaging technology, diverse product suite, and the potential for rapid adoption in an underserved market segment.

Given the issuance of 1,000,000 shares of Class A voting common stock and 0 shares of Class B non-voting common stock, Giver Labs, Inc. plans to introduce Class B shares in this offering to provide an affordable, non-voting equity option for investors. Both classes carry identical economic rights, ensuring all shareholders share equally in the company's financial returns, regardless of voting privileges.

The valuation of $1.45 million, divided across the current Class A shares, results in a per-share valuation of $1.45 for Class A stock. This same per-share price applies to Class B shares due to the equivalent economic rights shared by both classes. Therefore, **Class B non-voting shares will be offered at $1.45 per share in this Regulation Crowdfunding offering**. This pricing maintains parity across both classes, granting investors identical economic returns and opportunities for growth as Giver Labs expands its market presence.

Methods for how the securities may be valued by the issuer in the future:

In valuing its securities in the future, Giver Labs, Inc. may employ a variety of methods to assess its fair market value. These methods will allow the company to account for different growth milestones, industry standards, and financial metrics to provide an accurate representation of the company's worth at various stages. Below are the primary valuation methods Giver Labs may consider:

1. Revenue Multiples and Comparable Company Analysis

- **Revenue Multiples:** Giver Labs may use industry-standard revenue multiples, such as the Price-to-Sales (P/S) ratio, based on comparable public companies within the digital gift and e-commerce sectors. This method considers current or projected annual revenue against a multiple derived from the market, allowing for a relative valuation that reflects both company and industry growth.

- **Comparable Company Analysis (CCA):** Giver Labs may evaluate its valuation by comparing its metrics to similar companies, both public and private, to determine an appropriate multiple. This may involve analyzing companies with similar revenue, growth rates, market positions, or technological capabilities.

2. Discounted Cash Flow (DCF) Analysis

- DCF analysis values the company based on the present value of projected future cash flows, adjusted for risk through a discount rate. This method considers Giver Labs' revenue projections, expenses, and capital needs, estimating a fair valuation based on anticipated cash flow generation over the long term. DCF analysis is particularly relevant as the company matures and gains a more stable cash flow pattern, allowing for precise growth forecasting.

3. Market Approach with Adjusted Book Value

- The market approach relies on Giver Labs' book value, adjusted to reflect fair market value. This approach may include an assessment of assets and liabilities, adjusted to capture intellectual property, proprietary technology, brand value, and goodwill not represented on the balance sheet. This method may be used alongside other approaches to reflect the underlying asset value, providing a conservative baseline for valuation.

4. Precedent Transactions Analysis

- This method assesses the company's valuation based on the valuations of similar companies that have been acquired or have undergone significant capital raises. By examining recent transaction multiples, Giver Labs can align its valuation with market trends and investor expectations in the sector, providing a reliable benchmark.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Non-Voting Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Class B Non-Voting Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

Loans from Director Robert Neumann to various subsidiary companies are shown in the table below. These are interest-free loans.

Name of Subsidiary	Balance as on Sep 30 2024	Balance as on Dec 31,2023	Loaned During the Year 2024 till Sep 30
Ghost Giver LLC	12,643	5,160	7,483
Velvey LLC	17,671	9,950	7,721
You Greetings LLC	5,176	5,041	135

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

Loans from Director Robert Neumann to various subsidiary companies are shown in the table below. These are interest-free loans.

Name of Subsidiary	Balance as on Sep 30 2024	Balance as on Dec 31,2023	Loaned During the Year 2024 till Sep 30
Ghost Giver LLC	12,643	5,160	7,483
Velvey LLC	17,671	9,950	7,721
You Greetings LLC	5,176	5,041	135

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes. Giver Labs, Inc. was incorporated on 16 Jan 2024 and started to operate since then.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operations for the Period from Inception to September 30, 2024

For the period from January 1, 2024, to September 30, 2024, Giver Labs, Inc. (Consolidated) reported the following financial performance, as reflected in its unaudited Statement of Operations:

1. **Revenue and Gross Profit**:

   - The company did not generate any sales revenue during this period, resulting in zero total revenue.

   - The total cost of goods sold amounted to $6,269, leading to a gross loss of $(6,269).

2. **Operating Expenses**:

   - Giver Labs incurred a range of operating expenses totaling $41,802. Key components of these expenses included:

     - Amortization of Software: $2,824

     - Advertising: $1,006

     - Bank Charges & Merchant Fees: $334

     - Dues & Subscriptions: $630

     - Legal & Professional Fees: $2,285

     - Office Expense: $1,268

     - Start-Up Costs: $27,306

     - Website Expense: $6,000

3. **Operating Loss**:

   - The total operating expenses, combined with the gross loss, resulted in an operating loss of $(48,071) for the period.

4. **Other Income**:

    ○ The company reported $277 in other income.

    ○ Additionally, deferred tax income of $12,211 was recognized.

5. **Net Loss**:

    ○ After accounting for other income and deferred tax income, the company recorded a net loss of $(35,582) for the period ending September 30, 2024.

Giver Labs, Inc. is in its early operational phase, with no sales revenue generated as of September 30, 2024. Initial expenses have been focused on start-up and development activities, which have contributed to the net loss. The company remains in the process of establishing its business operations and laying the foundation for future revenue generation.

Cash Flows Analysis for the Period from January 1, 2024, to September 30, 2024

For the period ending September 30, 2024, Giver Labs, Inc. (Consolidated) reported the following cash flow activities, reflecting the company's cash inflows and outflows in its early operational phase:

1. **Operating Activities**

    ○ **Net Loss**: The company reported a net loss of $(35,582).

    ○ **Adjustments**: The deferred tax asset adjustment of $(12,211) impacted cash flows.

    ○ **Inventory Changes**: An increase in inventory by $(28,078) reduced cash from operations.

    ○ **Changes in Payables**: An increase in trades and other payables added $12,755 to cash flow.

    ○ **Net Cash Used in Operating Activities**: Overall, operating activities consumed $(63,117) in cash, indicating that the company's operations have yet to generate positive cash flow.

2. **Investing Activities**

   - **Property and Equipment Purchases**: The company invested $(39,536) in property and equipment.

   - **Net Cash Used in Investing Activities**: Total cash outflows for investing activities amounted to $(39,536), indicating continued investment in capital assets to support the company's growth and operational needs.

3. **Financing Activities**

   - **Proceeds from Loan**: Giver Labs secured $35,490 in cash from loans.

   - **Capital Contributions**: Additional capital contributions provided $69,004 in cash.

   - **Net Cash Provided by Financing Activities**: Financing activities generated $104,494, providing the primary source of cash inflows for the period to fund operations and investments.

4. **Net Change in Cash and Cash Equivalents**

   - **Net Increase in Cash**: After accounting for all cash flows from operating, investing, and financing activities, the net increase in cash and cash equivalents was $1,841.

   - **Cash Position at Period End**: The company's cash balance as of September 30, 2024, was $1,841.

Giver Labs, Inc. utilized significant cash for operations and investments in the early stages of its business, with financing activities primarily offsetting these outflows. The company remains reliant on external funding to support its initial growth and asset acquisitions.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

As of September 30, 2024, Giver Labs, Inc. had total assets of $81,666, comprised of current assets, non-current assets, and fixed assets. The company's liquidity position and capital structure are summarized below:

1. **Current Assets**

   ○ Giver Labs, Inc. held $29,919 in current assets, primarily consisting of $1,841 in cash and cash equivalents, and $28,078 in inventory. These assets provide the immediate liquidity necessary to support short-term obligations.

2. **Non-Current Assets**

   ○ The company recorded a deferred tax asset of $12,211, which is classified as a non-current asset. This asset represents future tax benefits that can support cash flows over the longer term.

3. **Fixed Assets**

   ○ Fixed assets totaled $39,536, primarily consisting of the company's proprietary messaging system software valued at $42,360, offset by accumulated amortization of $(2,824).

4. **Total Liabilities**

   ○ Giver Labs reported total liabilities of $48,244, which includes:

      ■ **Current Liabilities**: $12,755 in trade payables, representing short-term obligations related to operational expenses.

      ■ **Long-Term Liabilities**: An interest-free loan from the Director amounting to $35,490, providing capital support for the company's early growth phase without immediate cash outflows for interest payments.

5. **Stockholders' Equity**

   ○ The total stockholders' equity stood at $33,422, including:

- **Common Stock & Additional Paid-in Capital**: $126,926, reflecting the initial capital invested in the business.

- **Retained Earnings (Deficit)**: $(93,504), representing the accumulated net losses since inception.

6. **Liquidity Position**

   - The company's current liquidity is limited, with cash and cash equivalents totaling $1,841. This reflects the early-stage nature of the business, where the cash flow is primarily supported by capital contributions and loans rather than revenue generation.

   - With a current ratio (current assets to current liabilities) of 2.35, Giver Labs can cover its short-term liabilities. However, additional capital or revenue generation will be necessary to sustain operations and support growth.

7. **Capital Resources**

   - Giver Labs has relied on a combination of loans and capital contributions to finance its operations. The interest-free loan from the Director provides valuable funding without the burden of immediate interest expenses, allowing the company to allocate resources toward growth initiatives.

   - The company anticipates further capital requirements to achieve its growth objectives. As Giver Labs continues to develop its operations, it may explore additional funding sources, such as equity financing, to strengthen its liquidity position and support future expansion.

In conclusion, Giver Labs, Inc. is in the early stages of its business, relying on capital contributions and a Director's loan to finance its operations. While current liquidity is limited, the company has managed its short-term obligations and remains positioned to pursue further funding opportunities to sustain and expand its business model.

Outlook

The Company anticipates funding its operations and capital expenditure requirements through a combination of operating cash flows, cash and cash equivalents, proceeds from this offering, and available credit facilities. Additionally, the Company may explore raising further capital through public or private equity offerings or debt financings to support its growth initiatives, although there is no assurance that we will secure such funding on acceptable terms or at all.

Giver Labs, Inc. is dedicated to capturing a niche within the $300+ billion U.S. gift market by introducing anonymous giving as a new category. With our unique platform, proprietary messaging technology, and focus on creating meaningful, private connections through personalized gifts, we believe that the growing demand for thoughtful and discreet gifting will drive strong revenue growth in the coming years. However, investors should note that historical financial performance and cash flows may not necessarily predict future results.

The Company is currently seeking a minimum of $50,750 through this offering, which would improve its liquidity and strengthen its balance sheet, providing additional resources to expand marketing efforts and accelerate product development. Nonetheless, these funds, while beneficial, are not essential for the Company's viability over the next 12 months. Based on our current cash reserves and the anticipated proceeds from this offering, we expect to have sufficient financial resources to sustain operations over the next 12 months.

Giver Labs recognizes that unforeseen developments or new business opportunities may emerge, which could necessitate additional funding. While the Company is optimistic about its long-term growth prospects, there can be no guarantees regarding the business outlook for new opportunities. Any significant new development may require the Company to secure additional financing to fully capitalize on growth potential and further solidify its position as a pioneer in anonymous and personalized gifting.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of

securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   a. **any other material information presented to investors; and**

b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://ghostgiver.com

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Robert Neumann

[Signature Code: aW3WCYUbj5XzmyzKm602FOcUsbGUSqCNFqnz2IAqwVVIv4XfP8p6TIGyenw4BfGZ6FZSCeOFUUqHYuxsXQ3ft-aMvi8aoX6WCY1rWQd0fuo]

Robert Neumann

Chairman & CEO

Giver Labs, Inc.

Date: 2 Nov 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

GIVER LABS, INC.

BUSINESS PLAN

Executive Summary

Giver Labs, Inc. is revolutionizing the $2 Trillion U.S. gift market by introducing a new category: anonymous giving. Our digital platform empowers individuals to give meaningful gifts without revealing their identity, offering a unique, personalized experience for both the giver and the recipient. We are driven by a core mission to foster connection and inspire acts of kindness that create more good in the world. To further this mission, we have established a foundation through which we will give back to others, leading by example in our commitment to generosity.

Founded in 2024, Giver Labs, Inc. is poised to capture a niche segment within the gift market, appealing to individuals seeking more thoughtful, private forms of giving. Our direct-to-consumer model is designed for scalability, leveraging digital marketing and e-commerce strategies to acquire and retain customers. With no current sales, we project significant growth over the next three years, reaching $3.5M in annual revenue by 2027.

In addition to anonymous giving, Giver Labs leverages its proprietary messaging technology for a range of other offerings, including personalized messaging services that allow customers to customize their gifts and greetings with written, audio, or video messages, a non-anonymous greeting option, and a unique service that enables customers to send thoughtful compliments along with the option to include gifts or digital gift cards. This diversified product suite positions Giver Labs as a broader player in the gift and greeting space, with the potential for future expansion into new markets. We believe that our offering has a viral component, as its brand-new, person-to-person nature presents a high potential for rapid growth and widespread adoption.

We are seeking a $300K investment to expand and intensify our marketing efforts, accelerate product development, and build strategic partnerships to capture market share in this new, untapped category.

Company Description

Giver Labs, Inc. was founded in 2024 with a mission to create meaningful and private ways for people to connect through giving. Our flagship offering is a unique platform that enables anonymous giving, allowing individuals to send gifts without revealing their identity while still receiving confirmation that their gift has been received. The recipient can then send a thank-you message, completing a thoughtful and impactful exchange. Our platform is designed to foster connection and inspire more kindness in the world.

Giver Labs is much more than just an anonymous giving service. We have built a proprietary messaging technology that powers a range of services across multiple business lines, positioning us as a dynamic player in the broader gift and greeting market. Alongside our anonymous giving platform, we offer personalized messaging services that allow users to send messages with confirmation of receipt, a non-anonymous greeting service that lets customers send gifts or messages while revealing their identity, and a unique compliment service. This offering enables users to send thoughtful compliments with the option to include gifts or digital gift cards.

Moreover, we are committed to enhancing the personalization of gifts and greetings through our messaging system, which allows customers to include written messages, audio messages, or video messages, making each gift experience truly unique.

While anonymous giving stands as the most distinct and potentially largest driver of revenue, Giver Labs envisions broader opportunities in the gift and greeting space. Our ability to leverage the same messaging technology across multiple services allows for future scalability, enabling us to add new offerings under the Giver Labs umbrella. Additionally, we have created a foundation to support charitable efforts, embodying our core value of giving back to the community and making a positive impact.

At Giver Labs, we are dedicated to reshaping the gift-giving experience by recognizing that thoughtful giving can create ripples of positivity in the world. Our innovative technology not only streamlines the process but also amplifies the impact of giving, fostering deeper connections among individuals. We believe our service has a viral component, as its brand-new, person-to-person nature presents a high potential for rapid growth and widespread adoption. We envision a future where every act of kindness resonates, inspiring others to participate in the spirit of generosity and ultimately cultivating a culture of kindness that transforms relationships and communities.

Market Analysis

Market Size and Growth Trends

The U.S. gifting market is a substantial industry, valued at over **$2 trillion annually** and projected to grow at a compound annual growth rate (CAGR) of approximately **4%** over the next five years. This expansive market includes diverse categories such as physical gifts, digital gifts, experiences, and greeting cards. A rising focus on personalization and unique gifting experiences, evolving consumer preferences, and the continued expansion of e-commerce are key drivers of this sustained growth.

Breakdown of the U.S. Gifting Market:

1. **Personal Gifting**

   o **Estimated Market Size:** Approximately **$1.18 trillion** (2021)

   o **Details:** This segment covers gifts for occasions such as birthdays, weddings, anniversaries, holidays, and other personal events. On average, Americans spend about $929 annually on gifts, making personal gifting a dominant component of the market.

2. **Corporate Gifting**

   o **Estimated Market Size: $242 billion** in 2021, projected to reach **$306 billion by 2024**

   o **Details:** Corporate gifting involves businesses giving gifts to clients, employees, and partners to foster relationships and express appreciation. This segment, growing at a CAGR of 8.1%, accounts for about 17% of the total market.

3. **Charitable Giving**

   o **Estimated Market Size: $557.16 billion** in 2023

   o **Details:** This segment includes donations to religious organizations, educational institutions, health services, and other philanthropic causes, reflecting the deep-rooted culture of charitable contributions in the U.S.

The digital transformation of retail has significantly impacted the gifting market, as consumers increasingly seek convenient and innovative ways to shop. Online gift sales now make up a growing portion of the overall market. This shift presents a unique opportunity for **Giver Labs, Inc.** to capitalize on the demand for seamless, personalized giving experiences, tapping into the growth across personal, corporate, and charitable gifting.

Target Audience

Giver Labs, Inc. targets a diverse audience that includes:

- **Millennials and Gen Z**: These generations prioritize experiences and meaningful connections, making them ideal candidates for personalized and anonymous gifting.

They value privacy in giving and are likely to appreciate the option to give without revealing their identity.

- **Busy Professionals**: Individuals who want to express thoughtfulness without the time commitment of selecting and delivering gifts. Our platform enables them to send gifts easily, fostering relationships with colleagues, friends, and family.

- **Individuals Seeking Meaningful Connections**: Consumers who are interested in fostering deeper relationships through thoughtful giving. This includes those who want to support friends or loved ones during difficult times or simply wish to express appreciation without the need for recognition.

Total Addressable Market (TAM)

Using a bottom-up approach, we estimate the Total Addressable Market (TAM) for Giver Labs based on our target demographic and average revenue per user (ARPU):

1. **Target Market Size**: Approximately 80 million people in the U.S. are part of our core demographic, particularly millennials and Gen Z, who show strong interest in unique and personalized gifting.

2. **Penetration Rate**: With an estimated 3% penetration rate, this translates to **2.4 million potential customers**.

3. **Average Revenue Per User (ARPU)**: Estimated at **$75** annually.

This results in a TAM of approximately **$180 million** annually, providing ample opportunity for Giver Labs to capture significant market share.

Competitors

The gift market is competitive, with key players spanning traditional retailers, gift subscription services, and personalized gift providers:

- **Traditional Retailers**: Companies like Amazon, Walmart, and Target dominate the gift market with extensive product offerings and fast shipping.

- **Gift Subscription Services**: Companies like Birchbox and Loot Crate offer curated gift experiences through subscription models.

- **Personalized Gift Providers**: Businesses such as Shutterfly and Zazzle allow customers to create custom items, focusing on the personalized gift niche.

Despite this competitive landscape, the **anonymous giving niche remains largely underserved**. While several companies offer personalized gifts, few provide the ability to give without revealing the giver's identity. Giver Labs fills this gap by combining anonymous giving with a personalized experience, enhancing the emotional connection between the giver and recipient.

Projected Market Share and Revenue Growth

Based on our market entry strategy and projected penetration rates, Giver Labs anticipates steady growth in market share over the next three years:

Projected Market Share and Revenue Growth

Based on our market entry strategy and projected penetration rates, Giver Labs anticipates steady growth in market share over the next three years:

Year	Estimated Market Share	Projected Revenue
2025	1.25%	$500,000
2026	3%	$1,000,000
2027	5%	$3,500,000

These projections reflect our commitment to executing a strong marketing and customer acquisition plan designed to increase brand awareness and engagement.

The Gap in the Market

The anonymous giving niche presents a significant opportunity for Giver Labs, Inc. Our approach to gifting addresses a growing demand for privacy and thoughtfulness in the act of giving. By leveraging our proprietary messaging technology, we enable individuals to send gifts anonymously while still fostering connection through personalized messages. This service meets consumers' desire for discretion and aligns with the increasing demand for meaningful and memorable gifting experiences.

Justification for Projections

Several factors support our projected revenue growth:

1. **Unique Offering**: Giver Labs introduces a new gifting category: anonymous giving. This distinctive approach fills an unmet need, allowing users to give anonymously while receiving confirmation and thank-you messages.

2. **Consumer Behavior**: Millennials and Gen Z show a strong preference for personalized and thoughtful gifting experiences, supporting demand for our service.

3. **Digital Adoption**: Younger generations prefer online transactions, making them likely to adopt our innovative solutions.

4. **Competitive Landscape**: The growth of digital gifting platforms demonstrates strong

market potential, and Giver Labs' unique features position it to capture market share.

5. **Marketing Strategy**: Through targeted digital campaigns and partnerships, we'll build brand recognition and drive customer acquisition.

As the market evolves, Giver Labs is well-positioned to create a new category within the gift market that prioritizes both anonymity and personalization, setting a strong foundation for long-term growth.

Products and Services

At the core of Giver Labs, Inc. is our mission to revolutionize how people give and connect through unique, personalized, and anonymous experiences. We operate four distinct subsidiary companies, each with its own website, while all utilizing our proprietary messaging system and unique confirmation features to enhance the giving experience.

Our Brands

Ghost Giver
Ghost Giver is our flagship anonymous giving platform. With the taglines "Ghost Someone! ...the good way" and "Anonymous Giving Made Fun," Ghost Giver allows users to send gifts, digital gift cards, and even cash anonymously while still receiving confirmation and a thank you message from the recipient. Customers can choose from a wide array of options for anonymous gift-giving:

Gift Selection
Users browse our curated selection of gifts and digital gift cards on the Ghost Giver website. We currently offer the following options:

- **Free Printable Cards**: We offer free printable cards that customers can select and print at no cost. These cards are ideal for attaching to anonymous gifts that customers prepare on their own, such as gifts for teaching children the importance of giving. These free cards do not include the messaging technology. If customers want messaging, they can purchase our "Physical Cards & Envelopes" option.

- **Physical Cards & Envelopes**: For customers who want to engage in anonymous giving with their own gifts, they can purchase physical cards and envelopes. These come with our messaging technology, allowing customers to leave an anonymous message, receive confirmation, and a thank you from the recipient.

- **Gifts**: Customers who prefer Ghost Giver to send the gift can choose a gift from our website. We handle the logistics, including sending the card and envelope with our messaging technology.

- **Digital Gift Card (via Text)**: Customers can select a digital gift card from our partnered merchants, send it via text, and include an anonymous message. They will receive a confirmation and a thank you from the recipient.

- **Digital Gift Card (via Email)**: Similar to the text option, customers can send a digital gift card via email, with the same anonymous messaging system in place.

- **Ghost Code (via E-tailers)**: Customers who wish to send anonymous gifts through major online retailers like Amazon, Walmart, or FTD can purchase a "Ghost Code" from our site. The messaging system works the same way, with confirmation and a thank you included.

- **Send Cash (via Venmo)**: Customers can send cash anonymously via Venmo. Ghost Giver facilitates the transaction, ensuring the anonymity of the sender. As with our other offerings, this service includes anonymous messaging, confirmation, and a thank you from the recipient.

Additional Brands

- **Velvey**: A gift website that allows customers to purchase gifts and include our messaging system, enabling confirmations and thank yous. This service does not offer anonymous giving.

- **You Greetings**: A greeting service where customers can purchase physical cards and envelopes with messaging system features. Customers can also send greetings digitally via text and email. In addition to confirmations and thank yous, users can personalize their messages by recording audio or video greetings, making it a more personal experience.

- **Compliment Giver**: Similar to Ghost Giver, this platform allows customers to send compliments to recipients using our messaging technology. Services include physical cards and envelopes, digital gift cards (via text and email), and cash sending (via Venmo). However, we do not offer Free Printable Cards for this service.

Key Features

Personalized Messaging System
The Giver Labs proprietary messaging system is a cornerstone feature of all our brands,

allowing customers to send written, audio, or video messages with their gifts. While Ghost Giver maintains the anonymity of the sender, our other platforms—Velvey, You Greetings, and Compliment Giver—focus on personalized, non-anonymous giving. This versatile system enhances the gifting experience by allowing users to create thoughtful, heartfelt connections with their recipients.

Confirmation and Thank You Messages

A standout feature of all Giver Labs brands is the ability for recipients to send an electronic thank you message to the sender, providing immediate confirmation that the gift was received. This feature is especially powerful in the context of anonymous giving on Ghost Giver, where the giver can remain hidden but still experience the joy of knowing their gift was received and appreciated. For non-anonymous platforms like Velvey, You Greetings, and Compliment Giver, the confirmation and thank you feature helps create a satisfying, full-circle experience that deepens the connection between sender and recipient.

Focus on Social Good and Education

Giver Labs, Inc. is dedicated to promoting the importance of one-to-one giving and fostering connections within our communities. We have established a foundation that exemplifies our commitment to direct giving. A portion of our proceeds, along with donations from customers and friends, will be utilized to support individuals in need rather than traditional charities. For example, we may assist a single mother in purchasing a reliable car or fund an after-school program for a child. By focusing on personal acts of kindness, we aim to inspire our customers to engage in meaningful giving, mirroring the very values we promote through our services.

Through initiatives like our Free Printable Cards, we encourage users to teach others—especially children—about the value of generosity and thoughtfulness.

Marketing and Sales Strategy

The marketing and sales strategy for Giver Labs, Inc. focuses on effectively reaching our target customers, optimizing our sales funnel, and ensuring long-term engagement through customer acquisition, conversion, and retention strategies.

Target Customers

Our primary target customers include:

- **Individuals Seeking Unique Gifting Solutions:** This segment comprises people looking for thoughtful, personalized, and unique gifting options, whether they prefer anonymous giving through Ghost Giver, heartfelt greetings via You Greetings, meaningful compliments through Compliment Giver, or curated gifts from Velvey. They value the emotional connection fostered by these services and want to enhance their relationships with friends and family.

- **Corporate Clients:** We aim to attract companies looking to enhance employee morale and engagement through gifting. Our services offer employers a way to express appreciation to their employees through thoughtful gifts, which can enhance workplace culture and loyalty. Additionally, corporate clients can participate in collective anonymous giving initiatives, allowing them to contribute to meaningful charitable opportunities while engaging their employees in giving.

- While we recognize the potential for parents to utilize our service to educate their children about generosity, this will serve as a secondary focus in our overall strategy.

Customer Acquisition

To attract our target customers, we will implement a multi-channel marketing approach that includes:

- **Digital Marketing:** Leveraging social media platforms such as Facebook, Instagram, and TikTok to showcase our offerings and engage with potential customers. Creative content, including user-generated stories and testimonials, will emphasize the emotional connection of giving and receiving gifts through our platforms.

- **Search Engine Optimization (SEO):** Optimizing our website content for relevant keywords to improve our visibility on search engines. This will help drive organic traffic and enhance our brand awareness.

- **Content Marketing:** Producing valuable and relevant content—such as blog posts and guides on the art of anonymous giving—will position Giver Labs as a thought leader in the gifting space and attract interested customers.

- **Influencer and Blogger Partnerships:** Collaborating with influencers and bloggers in the lifestyle and gifting niches will help us reach wider audiences and promote our services authentically. Their endorsements will build credibility and attract their audiences to try our unique gifting solutions.

- **Foundation Initiatives:** Our foundation will provide a way for us to gain reach and exposure to new customers. By promoting the charitable giving initiatives undertaken by the foundation, we hope to attract potential customers who resonate with our social good mission.

Each time a recipient accesses their message, receives their gift or digital gift card, or interacts with our platform, we will market to them, encouraging them to explore and use our offerings, especially for anonymous giving.

Conversion Strategy

To convert potential customers, we will focus on:

- **User-Friendly Website:** Ensuring a seamless and engaging user experience on our websites, with intuitive navigation and clear calls-to-action to facilitate easy browsing and purchasing.

- **Promotions and Incentives:** Offering time-limited promotions, discounts on first purchases, and referral incentives to encourage conversions and attract new customers.

- **Abandoned Cart Emails:** Implementing an automated email follow-up for users who leave items in their shopping carts, reminding them of their selected products and encouraging them to complete their purchase.

Customer Retention

To foster customer loyalty and retention, we will employ strategies such as:

- **Personalized Communication:** Utilizing our messaging system to send personalized follow-up emails and messages, thanking customers for their purchases and encouraging repeat gifting. Additionally, when recipients access their messages, receive their gifts or digital gift cards, or have any contact with our platform, we will market to them to encourage them to try our service, especially for anonymous giving.

- **Loyalty Programs:** Introducing a rewards program that offers points for every purchase, referrals, and social media shares, redeemable for discounts or exclusive products.

- **Feedback and Engagement:** Actively seeking customer feedback through surveys and reviews, and engaging with our community through social media and newsletters to keep them informed about new offerings and initiatives.

Shopify Store

Our Shopify store will serve as the central hub for all transactions, enabling a streamlined shopping experience for our customers. By utilizing Shopify's robust e-commerce tools, we can efficiently manage inventory, process orders, and analyze sales data to inform our marketing and sales strategies. The store will also feature seasonal promotions and product bundles to enhance the customer shopping experience.

In summary, our marketing and sales strategy is designed to attract, convert, and retain customers while emphasizing the unique value and social good embedded in our offerings. By implementing these strategies, Giver Labs aims to establish a strong market presence and foster lasting relationships with our customers.

Operations Plan

Daily Operations: Our day-to-day operations are designed for efficiency, leveraging partnerships and technology to manage order processing, fulfillment, and customer support.

- **Order Processing:** Orders for physical and digital products are received through our Shopify-powered websites. For physical products, orders are fulfilled by our third-party Order Fulfillment Company based in Salt Lake City, UT, with same-day shipping. Digital products, such as digital gift cards, are processed automatically, except for the "Send Cash (via Venmo)" service, which requires manual execution via our company's Venmo account.

- **Customer Support:** Customer inquiries are handled via a local phone number and customer service emails. We currently offer live customer support, ensuring a personalized experience, and customer satisfaction is managed manually without an automated system.

- **Inventory Management:** Our inventory management is handled using QuickBooks and the software portal provided by our Order Fulfillment partner. Inventory for raw materials and components is stored in our own facility, while ready-to-ship inventory is housed by our fulfillment partner.

- **Platforms and Software:** We use Shopify as our core e-commerce platform across all of our brands (Ghost Giver, Velvey, You Greetings, and Compliment Giver). Shopify also handles customer communication, including order confirmations and newsletters.

Fulfillment and Logistics: Our fulfillment and logistics operations rely heavily on partnerships with trusted third parties:

- **Shipping & Handling:** All physical gifts, cards, and merchandise are stored and shipped through a third-party Order Fulfillment Company. They manage the packing and shipment of physical products via FedEx, UPS, and other carriers. For digital gift cards, we have partnered with a third-party provider that manages the delivery and redemption of the cards. Our digital gift card system is private-labeled, ensuring that the user experiences a fully branded interaction with Ghost Giver and other Giver Labs brands.

- **Suppliers:** We source physical products from several suppliers in China, and consumables (such as candy) are procured from U.S.-based suppliers. Our order fulfillment company manages the inventory of finished products ready for customer orders.

Technology & Platform: Our operations rely on a combination of proprietary and third-party technologies to support the seamless delivery of services:

- **E-commerce and Messaging System:** All transactions are handled via Shopify, while our proprietary messaging platform supports the personalized messaging experience. This includes setting up and storing messages (written, audio, or video) and sending confirmation and thank-you notifications via text or email. Our messaging platform uses Microsoft Azure for hosting, Twilio for SMS services, and SendGrid for email services. For digital gift cards, we use a third-party provider, which is private-labeled to maintain a consistent branded experience for our customers.

- **Privacy and Security:** We comply with data privacy regulations as outlined in our Privacy Policy. All customer data, including personal information, is processed in compliance with local and international laws, such as GDPR and applicable U.S. regulations. Sensitive data, such as messaging and gift card transactions, is encrypted to ensure privacy and security.

Partnerships: We have established several key partnerships to facilitate our operations:

- **Order Fulfillment Company:** They manage all aspects of physical product storage, packing, and shipping.

- **Digital Gift Card Provider:** This partner facilitates the delivery and redemption of digital gift cards, branded under Giver Labs and its subsidiaries.

- **Suppliers:** We maintain relationships with manufacturers in China for our cards and gifts and U.S. suppliers for consumable items. These partnerships are essential to maintaining our product quality and fulfillment capabilities.

Customer Service: We provide hands-on customer service through direct contact methods. Customers can reach our support team via phone or email to resolve inquiries, complaints, or requests for returns. Our customer service agents are empowered to resolve issues to ensure a positive customer experience. All customer queries are handled manually, without automated systems, which allows us to deliver a more personalized service.

Legal and Compliance: In alignment with our **Terms of Use** and **Privacy Policy**, we are committed to safeguarding customer privacy and data security. We collect and process customer information solely for the purpose of delivering our services, and we comply with all applicable data privacy regulations, including GDPR and U.S. laws.

- **Data Collection and Usage:** We only collect personal information necessary for the operation of our services, such as customer names, contact details, and payment information. We do not share personal data with third parties, except as necessary for service delivery or as required by law.

- **Content Access:** As outlined in the Terms of Use, we may access and review customer content (such as messages or gift card information) in limited circumstances, including support requests and fraud prevention, in compliance with legal and ethical guidelines.

Financial Plan and Projections

Revenue Projections

Our three-year revenue projections are based on the market potential outlined in the Market Analysis. These projections reflect the growth in our customer base and effective execution of our marketing strategies.

Year	Estimated Market Share	Projected Revenue
2025	1.25%	$500,000
2026	3%	$1,000,000
2027	5%	$3,500,000

Expense Breakdown

Our operational expenses are allocated strategically to support scaling and growth:

1. **Marketing Expenses** (20%–30% of revenue): Focus on digital advertising, influencer partnerships, and SEO, driving brand awareness and customer acquisition.

2. **Operational Costs** (25%): Covering customer service, logistics, and platform maintenance.

3. **Inventory and Product Development** (30%): Ensuring adequate stock and diversity of gifts to meet demand.

4. **Technology and Software** (15%): Supporting the e-commerce platform, messaging system, and private-labeled gift card system.

Investment and Fund Allocation

We are seeking an investment of $300,000 to fuel our growth and facilitate market entry. After deducting the portal fee of $15,000, the allocation of net proceeds is as follows:

1. **Marketing and Customer Acquisition (45%)**: $128,250 for digital campaigns, influencer marketing, and other initiatives to drive brand awareness and engagement.

2. **Inventory and Product Expansion (20%)**: $57,000 allocated toward additional inventory for Ghost Giver and Velvey to meet anticipated customer demand.

3. **Operational Costs (20%)**: $57,000 to support operational setup, including customer service, fulfillment, and logistics.

4. **Technology and Software Maintenance (15%)**: $42,750 for the ongoing development and upkeep of our proprietary messaging platform, Shopify apps, and integrated systems.

This maximum funding will enable us to expand marketing efforts, scale inventory, and enhance both technology and operational capabilities for sustained growth.

Expected Returns

Our financial projections anticipate a steady return on investment as Giver Labs scales and stabilizes:

- **Year 1**: Initial market entry and brand recognition efforts, with a modest ROI.

- **Year 2**: Increased brand awareness, expanded inventory, and customer retention support a stronger ROI, with projected profitability by year-end.

- **Year 3**: Significant growth from corporate gifting and an expanded customer base, leading to substantial profitability.

Conclusion

Giver Labs, Inc. represents a unique opportunity to invest in a rapidly growing sector of the $2 trillion U.S. gifting market, driven by our distinctive approach to anonymous and personalized gifting. With our innovative platform, proprietary messaging technology, and a well-defined target audience, we are poised to capture a meaningful share of this expansive market. Our carefully crafted growth strategy, combined with strong consumer demand for meaningful, private gifting experiences, provides a solid foundation for reaching our revenue targets and generating substantial returns for investors. We are confident that with the right support, Giver Labs will become a leader in this new gifting category, delivering both financial success and impactful, memorable connections for our users.

Appendix B - RISK FACTORS

Investing in Giver Labs, Inc. involves a high degree of risk. You should carefully consider the risks described below, along with other information in this offering statement, before making an investment decision. If any of the following risks materialize, our business, financial condition, results of operations, or prospects could be materially adversely affected, which in turn could harm our ability to implement our business strategy. This may result in the loss of part or all of your investment. These risks are not exhaustive, and additional risks may arise in the future.

1. Risks Related to Our Business and Industry

1.1 We are an early-stage company with limited operating history, which makes it difficult to evaluate our business and future prospects.

As an early-stage company, we are still in the initial stages of establishing our business operations and customer base. We have not yet generated revenue, and our success depends on our ability to develop and grow a customer base for our anonymous and personalized gifting services. Our limited operating history makes it challenging to evaluate our future prospects and the likelihood of achieving profitability. Additionally, our business model is new and untested, and there is no guarantee that it will be successful or that we will be able to sustain growth.

1.2 Our business model relies on creating a new category in the gift market, and there is no guarantee that consumers will adopt anonymous gifting.

Our success depends on consumer acceptance of anonymous gifting as a meaningful way to connect and show appreciation. While we believe there is a demand for such services, this is a relatively new concept, and there is a risk that consumers may not embrace it as we anticipate. If consumer adoption is lower than expected, we may struggle to grow our customer base and achieve projected revenue targets, which could negatively impact our business and financial performance.

1.3 The U.S. gift market is highly competitive, and we may not be able to effectively compete against established companies.
The U.S. gift market is dominated by major players, such as Amazon, Walmart, and Target, as well as specialized gift providers like Shutterfly and Zazzle. Many of these competitors have significantly greater resources, brand recognition, and customer loyalty. Our ability to compete effectively will depend on our ability to differentiate our services, attract customers, and establish brand recognition. Failure to compete effectively could limit our market share and impair our ability to achieve profitability.

1.4 The success of our business depends on our ability to attract and retain customers.
To generate revenue, we need to attract a substantial number of customers to our platform and retain them over time. Building a loyal customer base requires significant marketing and promotional efforts, which may be expensive and time-consuming. If we fail to effectively market our services, acquire new customers, or retain existing ones, our revenue growth and profitability could be adversely affected.

2. Risks Related to Financial Position and Need for Additional Capital

2.1 We have incurred operating losses to date, and we may not achieve profitability in the near future.
Since inception, we have incurred losses as we invest in building our platform, developing our technology, and growing our brand. We anticipate that our operating expenses will continue to increase as we expand our operations, pursue new customers, and develop additional products and features. If we are unable to generate sufficient revenue to cover these expenses, we may not achieve profitability, which could negatively impact our financial position.

2.2 We may need additional capital to support our business operations and growth, and we may not be able to obtain it on favorable terms.
While we believe that the proceeds from this offering, along with our current cash reserves, will be sufficient to fund our operations for the next 12 months, additional capital may be required to support growth initiatives or respond to unforeseen challenges. We may seek additional financing through debt or equity offerings, but there

is no assurance that we will be able to secure financing on acceptable terms. Failure to obtain additional funding could hinder our ability to execute our business plan, limit growth, and potentially force us to delay or reduce operations.

2.3 Changes in economic conditions could adversely affect our business, financial condition, and results of operations.

Our business may be sensitive to changes in general economic conditions. During times of economic downturn, discretionary spending on items such as gifts may decrease, which could impact demand for our services. Additionally, rising inflation or changes in consumer spending patterns could lead to reduced sales and impact our revenue. Economic uncertainty could also make it more difficult for us to secure financing on favorable terms, impacting our liquidity and growth potential.

3. Risks Related to Our Technology and Operations

3.1 Our success depends on our ability to develop, maintain, and protect our proprietary technology.

Our proprietary messaging system is central to our anonymous and personalized gifting services. Protecting this technology is critical to maintaining our competitive advantage. Any failure to protect our intellectual property rights adequately could result in loss of our competitive advantage and harm our business. Additionally, if our technology is infringed upon or copied by others, we may incur significant legal expenses to protect our rights, which could impact our financial position.

3.2 Any disruption in our technology or third-party services could negatively impact our business.

Our platform relies on a variety of third-party service providers, including Microsoft Azure for hosting, Twilio for SMS services, and SendGrid for email services. A failure or disruption in any of these services could result in an inability to process orders or communicate with customers, leading to a loss of revenue and damage to our reputation. Additionally, any issues with our technology infrastructure, such as bugs, downtime, or data security vulnerabilities, could harm our customer experience and affect our ability to retain customers.

3.3 Cybersecurity risks could result in a data breach, impacting customer trust and incurring regulatory penalties.

As an e-commerce company, we collect and store sensitive customer information. A cybersecurity breach could result in unauthorized access to customer data, leading to reputational damage, loss of customer trust, and potential regulatory penalties. To mitigate this risk, we have implemented data security measures, but no system is entirely secure. Any data breach or failure to protect customer information could have a serious impact on our business and financial condition.

4. Risks Related to Regulatory Compliance

4.1 We are subject to data privacy regulations, and any failure to comply could result in fines or legal actions.

We are required to comply with data privacy regulations, including the General Data Protection Regulation (GDPR) and applicable U.S. data privacy laws. Failure to comply with these regulations could result in fines, legal actions, and damage to our reputation. Changes in data privacy laws may also require additional resources to ensure compliance, impacting our operational costs.

4.2 We may be subject to consumer protection regulations, which could affect our operations and financial results.

Our services involve transactions with consumers, making us subject to various consumer protection regulations. Compliance with these regulations may require us to make changes to our business practices or incur additional costs. Any violation of these regulations, whether intentional or unintentional, could result in fines or other penalties, impacting our financial position and reputation.

5. Risks Related to the Offering and Ownership of Our Securities

5.1 There is currently no market for our securities, and you may have difficulty selling your shares.

At this stage, there is no public market for our shares, and we cannot assure you that such a market will develop in the future. This may make it difficult for investors to sell their shares or realize any return on their investment. Investors should be prepared to hold their shares for an indefinite period and bear the risk of a complete loss of their investment.

5.2 The valuation of our company has been determined by us and may not accurately reflect the actual market value of our shares.
The valuation of our company in this offering was determined by management based on various factors, including projected revenue and industry benchmarks. This valuation may not reflect the actual market value, and there is a risk that you may be overpaying for shares. Furthermore, if our financial performance does not meet expectations, the value of your investment could decrease.

5.3 Investors in this offering may experience dilution if we issue additional equity in the future.
To support growth or raise additional capital, we may issue additional shares in the future, which could dilute the ownership interest of existing shareholders. Such dilution could affect the value of your investment and result in reduced voting power for current shareholders.

5.4 We may decide to issue Class B non-voting shares in the future, which could impact the control and decision-making of Class A shareholders.
We currently have only Class A voting common stock issued. In the future, we may issue Class B non-voting shares to raise additional funds or incentivize employees. Issuing non-voting shares could limit the influence of Class A shareholders on key company decisions if a significant number of non-voting shares are issued.

6. Other General Risks

6.1 Our future success depends on our ability to manage growth effectively.
As we grow, we will need to improve our operational, financial, and management systems and continue to hire and retain qualified employees. If we are unable to manage our growth effectively, we may face operational inefficiencies, higher costs, and reduced profitability, which could impact our financial results.

6.2 Our business may be impacted by changes in consumer preferences and social trends.
The gifting industry is influenced by consumer preferences and social trends. If our offerings do not align with these trends or if there is a shift away from personalized or anonymous gifting, our business may suffer. Adapting to changes in consumer behavior

is crucial for maintaining relevance in a competitive market, and failure to do so could negatively impact our revenue.

6.3 COVID-19 and other unforeseen events could disrupt our operations.
Although COVID-19 is no longer as disruptive as it once was, unforeseen global events or public health crises could impact our supply chain, staffing, and operations. Any significant disruption to our business could impact our ability to serve customers and achieve revenue targets, affecting our financial health.

In summary, investing in Giver Labs, Inc. involves various risks that may impact our business, financial condition, and results of operations. Prospective investors should carefully consider these risk factors, along with the information presented in this offering statement, before deciding to invest.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

GIVER LABS, INC.

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Giver Labs, Inc., a company organized and existing under the laws of the State of Utah ("Giver Labs, Inc." or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Giver Labs, Inc. has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Non-Voting Common Stock of Giver Labs, Inc. (the

"Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Giver Labs, Inc. hereby issues to the Subscriber, and the Subscriber hereby subscribes from Giver Labs, Inc. **[Shares Subscripted] Shares**, at a Per Share Price equal to **$1.45** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Giver Labs, Inc. as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Giver Labs, Inc. a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Giver Labs, Inc. and such decision is based upon a review of the Form C which has been filed by Giver Labs, Inc. with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Giver Labs, Inc. in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Giver Labs, Inc.;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Giver Labs, Inc. or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Giver Labs, Inc.;

d. Giver Labs, Inc. is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Giver Labs, Inc. from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Giver Labs, Inc. and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Giver Labs, Inc. in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Giver Labs, Inc. in connection therewith;

f. the Subscriber acknowledges that Giver Labs, Inc. has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Giver Labs, Inc. shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Giver Labs, Inc. is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Giver Labs, Inc. (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Ghost Giver is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Ghost Giver is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Giver Labs, Inc. and depends on the advice of its legal and financial advisors and agrees that Giver Labs, Inc. will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Giver Labs, Inc.; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Giver Labs, Inc.. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Giver Labs, Inc. and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Giver Labs, Inc. to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other

documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Giver Labs, Inc. shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Robert Neumann

_____
Name: Robert Neumann
Title: Chairman & CEO
Giver Labs, Inc.

Appendix D - FINANCIAL STATEMENTS

Giver Labs, Inc. (Consolidated)
For the period January 1 2024, to September 30 2024,
With Independent Accountant's Review Report

Giver Labs, Inc. (Consolidated)
Financial Statements
For the period January 1 2024, to September 30 2024

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Director
Giver Labs, Inc. (Consolidated)

I have reviewed the accompanying financial statements of Giver Labs, Inc. (Consolidated), which comprise the balance sheet as of September 30, 2024, and the related statement of income and cash flow for the period then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Monday, October 14, 2024

Giver Labs, Inc. (Consolidated)

Balance sheet (Unaudited)

		As on September 30, 2024
Assets		
Current assets:		
Cash and cash equivalents		1,841
Inventory in Hand		28,078
Total current assets	**$**	**29,919**
Non-Current Asset		
Deferred Tax Asset		12,211
Total Non-Current assets	**$**	**12,211**
Fixed assets:		
Software (The Messaging System)		42,360
Less : Accumulated Depreciation/Amortization		(2,824)
Net Fixed Asset		39,536
Total Fixed Assets	**$**	**39,536**
Total Assets	**$**	**81,666**
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade Payable		12,755
Total current liabilities	**$**	**12,755**
Long-term liabilities		
Loan -Interest Free (From Director)		35,490
		-
Total long-term liabilities	**$**	**35,490**
Total Liabilities	**$**	**48,244**
Stockholders' Fund		
Common Stock & Additional Paid in Capital		126,926
Retained Earnings/(Deficit)		(93,504)
Total Stockholders' Fund	**$**	**33,422**
Total liabilities and stockholders' Fund	**$**	**81,666**

See Independent Accountant's Review Report

Giver Labs, Inc. (Consolidated)

Statement of Operation (Unaudited)

	For the period January 1 2024, to September 30 2024
Sales	-
Total Revenue	-
Costs of Good Sold	6,269
Total Cost of Goods Sold	**6,269**
Gross Profit/(Loss)	**(6,269)**
Operating Expenses:	
Amortization of Software	2,824
Advertising	1,006
Bank Charges & Merchant Fee	334
Dues & Subscriptions	630
Internet Expense	8
Legal & Professional	2,285
Meals & Entertainment	96
Office Expense	1,268
Start Up Cost	27,306
Taxes & Licenses	46
Website Expense	6,000
Total operating expenses	**41,802**
Operating Profit/(Loss)	**(48,071)**
Other (Expense)/Income	
Other Income	277
Deferred Tax Income	12,211
Net Profit/(Loss)	**(35,582)**

See Independent Accountant's Review Report

Giver Labs, Inc. (Consolidated)

Statements of Cash Flows (Unaudited)

	For the period January 1 2024, to September 30 2024
Operating activities	
Net income	(35,582)
Deferred Tax Asset	(12,211)
(Increase)/Decrease in Inventory	(28,078)
Increase (decrease) in trades/other payables	12,755
Net cash Generated/(used) by operating activities	**(63,117)**
Investing activities	
Property and equipment	(39,536)
Net cash used in investing activities	(39,536)
Financing activities	
Net Proceeds from loan	35,490
Net Proceeds from capital contribution/(distribution)	69,004
Net cash from financing activities	**104,494**
Net (decrease) increase in cash and cash equivalents	1,841
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	**$ 1,841**

See Independent Accountant's Review Report

Giver Labs, Inc. (Consolidated)

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at January 1, 2024	-	(57,922)	(57,922)
Additional Paid in Capital/(Capital Distribution)	126,926	-	126,926
Less: Net Profit/(Loss)	-	(35,582)	(35,582)
Balance at September 30, 2024	**$ 126,926**	**$ (93,504)**	**$ 33,422**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Giver Labs, Inc. (Consolidated) is an entity that engage in the activities like selling gifts, offering greetings, providing digital and related services to individuals and organizations involved in gift-giving or acts of generosity, including but not limited to consulting, facilitation, and support services, and to engage in any other lawful activities in furtherance of these objectives.

Giver Labs, Inc have two shareholders 1) Robert Neumann holds 98% and 2) Scott Johnston holds 2%. Apart from this the entity has four subsidiaries whose financial statements are consolidated along with the financial statements of Giver Labs, Inc. The details of shareholding pattern into the respective subsidiaries are given in the below table :

SHAREHOLDERS	GHOST GIVER, LLC	VELVEY,LLC	YOU GREETINGS, LLC	COMPLIMENT GIVER, LLC
Giver Labs	80%	80%	80%	85%
Darren Collins	5%	5%	5%	5%
Andrea Harris	5%	5%	5%	5%
Chris Florence	5%	5%	5%	0%
Jesse Barrett	5%	5%	5%	5%

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Items of property, plant and equipment are initially recognized at cost and subsequently carried at cost less accumulated Depreciation/Amortization and Accumulated Impairment losses, if applicable.

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful life. Software "The Messaging System" is ready for commercial use from 1st June'24 , hence the development cost of Software is capitalized and Amortized for the period.

The Software cost after commercial launch date will be Amortized over 60months/5Years.

There are no indication of Impairment of the software that is in the process of development.

Design, Developer/Programming expenses were incurred by different subsidiary companies, the website related expenses has been estimated and treated as revenue expenses and expensed in profit and loss account. The balance in Design, Developer/Programming expenses are capitalized as Software Expenses in Balance sheet.

Start Up Cost
Pre-opening and post opening start up cost is expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of Cash, Bank balance and Digital Gift Card account balance.

Inventory Value
The Inventories are valued at lower of cost or market price of the Inventory.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
The company Giver Labs Inc is a holding company having four subsidiaries as mentioned above in Note 1. The details of inter-company balance as on September 30, 2024 given in the below table :

Name of Subsidiary	Balance as on September 30, 2024
Ghost Giver LLC	$20,062
Velvey LLC	$81,203
You Greetings LLC	$20,550
Compliment Plus LLC	$4,962

Loan from the Director Robert Neumann to different subsidiaries company are as shown in the below table, these are Interest free loan.

Name of Subsidiary	Balance as on Sep 30 2024	Balance as on Dec 31,2023	Loaned During the Year 2024 till Sep 30
Ghost Giver LLC	12,643	5,160	7,483
Velvey LLC	17,671	9,950	7,721
You Greetings LLC	5,176	5,041	135

3. Commitments and Contingencies
As of the date of issuance of financials, October 11, 2024, the company has no commitments or contingencies.

4. Subsequent Events
Management has evaluated subsequent events through Oct 11, 2024, which is the date the financial statement was available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.